Joseph L. Cannella
Partner	Direct Dial: (212) 561-3633

June 30, 2011

H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

RE:	UAN Cultural & Creative Co., LTD.
Amendment No. 1 to Registration Statement on Form S-1
Filed May 27, 2011
File No. 333-172728
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 7, 2011
Filed No. 000-51693

Dear Mr. Owings:

We are counsel to UAN Cultural & Creative Co., Ltd., a Delaware corporation (the "Company"). This correspondence is being filed in response to comments contained in your letter of June 15, 2011 relating to Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-1172728) of the Company (the "Registration Statement"). The Company’s responses to your comments are set forth below. This letter refers to the numbered paragraphs used in your comment letter.  We are simultaneously filing an amendment to the Registration Statement consistent with our responses to your comments.  We would appreciate an opportunity to discuss certain of your comments and our responses with you at your convenience.

Comment 1.

           We have revised the cover page of the Registration Statement in response to your comment.

Comment 2.

We have reduced the number of shares of common stock offered by selling security holders in response to your comment.

Comment 3.

We have revised paragraph 3, page 8 and paragraph 8 on page 25, of the Registration Statement in response to your comment.

Comment 4.

We have revised the risk factor you refer to in your comment.

Open

Comment 5.

We have revised paragraph 3, page 26, of the Registration Statement in response to your comment.

Comment 6.

The statement on the worldwide market for collectibles is based on management’s belief.  Management’s belief is based on articles available through internet research reflecting various estimates within the $60 to $120 billion dollar range.  We have forwarded several examples to you.

Comment 7.

We have revised the first paragraph of the MD&A section of the Registration Statement on page 31 in response to your comment.

Comment 8.

We have revised paragraph 9, page 33, of the Registration Statement in response to your comment.

Comment 9.

We have revised the first paragraph under the caption “Employment Agreements” on page 43 of the Registration Statement in response to your comment.

Comment 10.

We have revised paragraph 1, page 44, of the Registration Statement in response to your comment.

Comment 11.

We have revised the paragraph of Note 3 appearing under the caption “Leases” on page F-12 in response to your comment.

Comment 12.

We have revised Note-4 on page F-15 in response to your comment.

Comment 13.

We have revised Note 4 on page F-30 in response to your comment.

Comment 14.

We have revised Note 4 on page F-30 in response to your comments.  The Taiwan statutory business income tax rate is 17%.  The U.S. base tax loss will not benefit the company as shown on the reconciliation.

Comment 15.

The Notes have been filed as Exhibit 10.8 and 10.9.

Comment 16.

Our legal opinion has been revised in response to your comment and filed as Exhibit 5.1.

Comment 17.

We intend to file an amendment to the Company’s Form 10-K for the year ended December 31, 2010.  We prefer to file such amendment at such time as the Company is comfortable that all SEC comments have been addressed and that all modifications are included in one amendment.  Our Amendment will restate the third paragraph under Item 9A (T) Controls and Procedures as follows:

“Management's assessment of the effectiveness of the small business issuer's internal control over financial reporting is as of the year ended December 31, 2010. We have concluded that the Company’s internal control over financial reporting is effective. We have not identified any, current material weaknesses considering the nature and extent of our current operations and any risks or errors in financial reporting under current operations.  In making this assessment, management used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.”

Comment 18.

Mr. Hurly (a consultant) obtained his masters in business from Northeastern University in Boston and, his undergraduate degree in business from St. Michael’s College (Winooski, Vermont).  His PriceWaterhouse Cooper experience was with the firm’s Boston office.  His CPA designation is with the commonwealth of Massachusetts.  Mr. Hurley’s international experience is extensive. He lived and operated in Europe an $80 million  business unit of a US public company as well as having worked extensively with companies in Singapore and Korea.

Comment 19.

We intend to file an amendment to the Company’s Form 10-Q for the quarter ended March 31, 2011.  We prefer to file such amendment at such time as the Company is comfortable that all SEC comments have been addressed and that all modifications are included in one amendment.

In connection with the foregoing responses, we have been authorized by the Company to inform you that the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to a filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing responses adequately address your comments and are helpful to you in your review of the Registration Statement.

Please do not hesitate to contact us with any questions you may have.

Very truly yours,

Eaton & Van Winkle LLP

By:	/s/ Joseph L. Cannella
Joseph L. Cannella

t | China Digital Times (CDT) http://chinadigitaltimes.net/china/art-market/

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2005 2006 2007 2008 2009 2011

- **China Overtakes Britain in Art Market: Report**

In yet another indication of the emerging clout of China's wealthy class, **the Chinese art and antique market has overtaken that of Britain** to become the second largest in the world:

> "The Global Art Market in 2010: Crisis and Recovery" underlined what auction houses and consigners had seen throughout last year — a sharp rise in the number of wealthy Chinese buyers, and, with them, prices.
>
> The report, commissioned by the European Fine Art Foundation, estimated the value of the global art and antiques market in 2010 at 43 billion euros ($60 billion), up 52 percent from 2009 when values slumped as a result of the financial crisis.
>
> "The period from 2008 through 2010 has been one of crisis and recovery for the market for art and antiques," said the report, released on Monday.
>
> "Luxury spending contracted sharply in many countries during 2009, however 2010 brought the first signs of economic recovery with a rebound in consumer confidence and with Chinese consumers driving growth in many luxury sectors."

Read more about the report from the European Fine Art Foundation. Read more about China's art market via CDT.

» Read more

  - March 14, 2011 10:33 AM

- **Chinese Art Prices Show Signs of Stabilizing**

From New York Times:

> In May 2007, "The Sisters (Grand Family No. 7)," an oil painting by Zhang Xiaogang, sold for $1.16 million at Christie's New York. Last month, it went under the hammer there again — this time for $722,500.
>
> That sale sent mixed signals. The 27 percent price fall mirrored the overall state of the contemporary art market; still, bidding was active, and the painting came

2 of 16 6/23/2011 4:02 PM

Global art market recovers as China takes second place from the UK |... http://www.cpifinancial.net/v2/fa.aspx?v=0&aid=846&sec=Alternati...

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Thursday 23 June 2011

Features and Analysis

Monday, March 21 2011

Alternative Investments

Global art market recovers as China takes second place from the UK

By: Contributor

Print this article

EU art tax due to be extended in the UK, Ireland, the Netherlands and Austria next year risks further damaging an already weakened European art and antiques market by encouraging vendors to sell elsewhere.

The number of High Net Worth Individuals in the Asia-Pacific region now equals Europe for the first time in history and their wealth is greater.

The global market for art and antiques recovered significantly in 2010 driven by a strong performance in the US and huge growth in China which overtook the UK to move into second place for the first time.

A 52 per cent rise in the market from its 2009 low point and a seismic change in its geographical distribution is revealed in *The Global Art Market in 2010: Crisis and Recovery*. The new report was commissioned by The European Fine Art Foundation, which organises The European Fine Art Fair (TEFAF) being held in the Dutch city of Maastricht in the MECC (Maastricht Exhibition and Congress Centre) from 18 – 27 March 2011.

The report also shows that an EU art tax due to be extended in the UK, Ireland, the Netherlands and Austria next year risks further damaging an already weakened European art and antiques market by encouraging vendors to sell elsewhere. The research, based on data gathered from dealers, auction houses, collectors and other sources, has been compiled by Dr Clare McAndrew, a cultural economist specialising in the fine and decorative art market and founder of Arts Economics.

"The period from 2008 through 2010 has been one of crisis and recovery for the market for art and antiques," says the report. "Luxury spending contracted sharply in many countries during 2009, however 2010 brought the first signs of economic recovery with a rebound in consumer confidence and with Chinese consumers driving growth in many luxury sectors.

"After a worse than estimated contraction in the second half of 2009, the global art and antiques market fell by 33 per cent from 2008 values to a total of €28.3 billion ($40.1 billion). The fall represented a contraction of 41 per cent from the market's peak in 2007, one of the biggest declines in the art market since its previous recession in the early 1990s.

"In 2010 there were some significant signs of recovery, especially in China and the US, and the global market as a whole rose by 52 per cent to €43 billion ($60.9 billion). The volume of transactions rose more moderately during 2010 (by 13 per cent year-on-year) and much of the market's rise in value was due to an increase in the number of high value works being sold."

Key findings of the report include:

- The most significant development in recent years has been the phenomenal growth of the art market in China, which has nearly doubled in value since 2009.
- China became the world's second largest art market in 2010 with a global share of 23 per cent, overtaking the UK for the first time. Auction sales in China totalled almost €6 billion ($8.5 billion) in 2010.
- The US continued to dominate the international art and antiques market with a share of 34 per cent.
- The European Union's overall share of the global market in 2010 was 37 per cent, a decline of 16 per cent from its high point in 2003.
- The UK remains Europe's largest art market with 59 per cent of the EU total but its global share was 22 per cent in 2010, five per cent down since 2006. France is second in Europe with 16 per cent of the EU's sales and six per cent of the world total.
- The number of High Net Worth Individuals in the Asia-Pacific region now equals Europe for the first time in history and their wealth is greater.
- The global contemporary art market has recovered from its slump in 2009 when sales fell

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China's art-market boom threatens Europe - MarketWatch http://www.marketwatch.com/story/chinas-art-market-boom-threatens...

June 15, 2011, 6:02 p.m. EDT

China's art-market boom threatens Europe

New era in international collecting is well under way, Sotheby's says

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By Virginia Harrison, MarketWatch

SYDNEY (MarketWatch) — Forty years ago, it was illegal to own a piece of art in China. These days, it's the second-largest art market in the world.

A new wealthy class, along with a lack of investment options, has propelled China's ascendancy in the global art trade, which last year was worth around $63 billion. The United States dominates at about $21 billion.

As China's slice of the international market has grown steadily, Europe's has declined. As a whole, the development of Asia's art trade poses a real threat to Europe, where taxes are rising along with a perception that it's a tough place to do business.

Sotheby's

Zhang Xiaogang's "Forever Lasting Love (Triptych)" sold in April for approximately $10.2 million — a world record for contemporary Chinese art.

"The same thing happened to Paris, the center of the art trade in the 1950s. The taxes and regulations became just too onerous on buyers and sellers," according to economist Dr. Clare McAndrew, founder of Arts Economics. "The whole market shifted from Paris to the U.S. and the U.K."

Sales already are drifting east. The value of China's art market — which includes mainland China, Hong Kong, Macau and Taiwan — has more than doubled since 2009.

In March, a report by the European Fine Art Foundation found China was behind only the United States as the world's biggest art market by value, coming in ahead of the United Kingdom for the first time.

But as Europe grapples with its business challenges, China confronts a serious image problem: The Chinese art market is saturated with tales of fakes, fraud and underhand practices — a barrier to international buyers and longer-term success.

Dynamics

A flood of works and the money to buy them have supported the rapid domestic expansion of China's art market. "There's a rich history of thousands of years of art in China, so there's a huge amount of supply coming onto the market for the first time," McAndrew said.

See a slide show of recent auctions in Asian art breaking price records

The number of billionaires in China nearly doubled this year to 115, while the United States added just 10 in the Forbes list of the world's richest people.

Anthony Lin, the former chairman of Christie's Asia, as well as chairman of Christie's Hong Kong and Taiwan, is a now a fine art dealer based in Hong Kong. He said a lack of investment options — including an overheated housing market — is steering the Chinese to art.

"In China, they don't have open money markets or commodity markets. For the amount of wealth that has been generated, there's not many options for investment. The art market is one of the few areas where there is quite a strong investment position being taken," Lin commented.

McAndrew notes China is "quite undeveloped for the amount of cash floating around," and believes that local buyers have embraced the money-making potential of art more quickly than other societies.

"Chinese are more interested in the investment angle of buying and selling art than other countries," she said. "Especially in Europe, people sort of look at you with disdain. The Chinese are taking it on straight away."

The year 2006 "was the first time we really saw China coming into the global marketplace in any big way — at about 5% of the global value of sales," elaborated McAndrew, who prepared the March report for the European Fine Art Foundation, known as TEFAF.

"Last year it took a huge jump into second place, and pushed out the U.K. It's a big deal in Europe, because there are a lot of fears that the art trade is shifting out of Europe anyway and going more to the U.S. and China," she said.

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2 of 4 6/23/2011 3:29 PM

Art trade volume $60 billion per year | Museum Security Network http://www.museum-security.org/?p=3573

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Art trade volume $60 billion per year

February 13, 2010 – 07:16

- 1
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Art investor numerology
Friday February 12, 2010 | 00:56 by András Szántó in Brooklyn

from Artworldsalon.com

Statistics, statistics, and more statistics. Now that it's snowing again and I am trapped in the house, I have cracked open the revised and expanded edition of Skate's Art Investment Handbook. This well-informed, astute, efficiently written compendium deserves to be in the library of anyone seriously interested in the art market, investor or not. It has the additional virtue of treating its topic with a healthy dose of skepticism and occasional humor—as could be expected from a Central European author.
The hefty tome turned up in the mail the other day, and, somewhat to my surprise, I actually enjoyed thumbing through it. The work of a team lead by the Russian financier Sergey Skaterschikov, it includes a solid overview of the art and art-services market, along with detailed analyses of the market's top tier, the 1,000 top-selling works at auction tallied in the so-called Skate's Top 1000. The book should delight all cultural enthusiasts who thrill to obscure quantitative trivia. We learn, for example, that:

- Works by 300,000 artists, valued in total at $400 billion, are available to trade at any time on the global art market, resulting in a trading volume of $60 billion per year (with 90 percent of transactions falling under $10,000).
- One million individuals and estates, 50 art funds, and 500 museums buy art regularly.
- The 1,000 most expensive works sold at auction since 1985 were made by 183 artists and are collectively valued at $13.2 billion as of Apr. 30, 2009.
- The world's museums hold 100 million works of art; 100,000 of these can be expected to come to market annually through deaccessioning.
- Art valuation decreases with size.
- There are 10 million art works with pricing information available in published databases, and one

1 of 6 6/23/2011 4:21 PM

The fine art of protecting a private collection | Museum Security Network http://www.museum-security.org/?p=3985

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The fine art of protecting a private collection

May 27, 2010 – 15:15

The fine art of protecting a private collection
http://www.ctv.ca/generic/generated/static/business/article1581904.html

Dianne Nice

One morning in April, Katja Zigerlig woke up to find sunlight streaming into her New York apartment and touching upon a painting on the wall.

Instead of reposing in bed, as some might have done, she sprang into action, installing a shade on the upper tier of the north-facing French-style window to keep her artwork shielded from the potentially damaging rays.

"When I originally hung the painting in January, I made certain that no sunlight would hit the painting, and the painting is over one metre away from the window. Obviously, the sun changes its course over the year and I have to adapt to protect the painting from gradual deterioration or fading," she said.

Ms. Zigerlig is not your average art collector. As assistant vice-president of fine arts, wine and jewellery insurance for the Private Client Group division of Chartis Inc., her livelihood depends on being able to foresee how a valuable object's treatment can affect its worth.

According to Chartis, the global art collecting market is worth $50-billion (U.S.) a year, with strong sales expected in 2010. In February, Alberto Giacometti's bronze sculpture Walking Man I sold for a record $104-million at a Sotheby's auction in London. Increasingly, buyers are looking at art collecting as an investment rather than a hobby.

Unlike stocks and bonds, an investment in art can and should be protected, Ms. Zigerlig says. She recommends collectors contact an independent insurance broker, who can give impartial advice about different companies and their coverage, including private collections insurance, which has more

1 of 7 6/23/2011 4:17 PM